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File No.82-5139



URL: http://www.cybird.co.jp/english/investor/



News Release

February 9, 2005

CYBIRD
(Security
Represent

Contact:
...resident
81-3-5785-6110



Notice regarding Change in the Title of a Member of the Board of Directors

Tokyo, Japan, February 9, 2005 — The Board of Directors today decided that effective February 10, 2005, the following change would be made in the title of one of the members of the Board of Directors.

1. Details of change in the title of one of the members of the Board of Directors (effective February 10, 2005)

Tatsuya Kato is an outside director appointed under Item 7-2, Paragraph 2, Article 188 of the Japanese Commercial Code. To further strengthen CYBIRD's management, however, the Board of Directors has decided to make Mr. Kato an operating officer, appointing him to the position of Executive Vice President in addition to his directorship.

Name	New Title	Old Title
Tatsuya Kato	Executive Vice President	Senior Vice President

On condition of approval of a change in the Articles of Incorporation at the 7th General Shareholders' Meeting scheduled to be held in June 2005, CYBIRD is planning to implement a new organization to further strengthen management and to help achieve the goals of the mid-term corporate strategy. Following the General Shareholders' Meeting, President Kazutomo Robert Hori will assume the position of Chairman of CYBIRD and Tatsuya Kato will take over as President. In preparation for this move to renew the management organization, Tatsuya Kato is being appointed to Executive Vice President.

2. Career Summary of Executive Vice President Tatsuya Kato

Tatsuya Kato (born April 26, 1965)

April 1991	Joined Corporate Directions, Inc.
January 1993	Joined GLOBIS Corporation
July 1997	Appointed Chief Operating Officer
September 1999	Appointed part-time Director of WORKS APPLICATIONS CO., LTD. (current)
December 1999	Appointed President of GLOBIS MANAGEMENT BANK, Inc.
October 2000	Appointed part-time Director of GONZO DIGIMATION HOLDINGS K.K.
July 2002	Appointed GLOBIS Group Managing Director (current)
December 2002	Appointed part-time Director of OPTWARE Corporation (current)
April 2004	Appointed Senior Advisor of GLOBIS MANAGEMENT BANK, Inc. (current)
April 2004	Appointed Partner and COO of GLOBIS Capital Partners & Co. (current)
June 2004	Appointed Senior Vice President of CYBIRD Co., Ltd.
Feb. 10, 2005	Appointed Executive Vice President of CYBIRD Co., Ltd.

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<Translation>

CYBIRD®

URL : http://www.cybird.co.jp/english/investor/

File No.82-5139

JASDAQ

News Release

February 10, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

Notice regarding Release of 9th February, 2005

CYBIRD released 'Notice regarding Change in the Title of a Member of the Board of Directors' on February 9, 2005. This change of the title means Tatsuya Kato, former Senior Vice President, appointed to Executive Vice President on effective February 10, 2005.

The change in the title effective as of February 10, 2005 was decided for the preparation of the new management organization of CYBIRD. We notice to be sure that Tatsuya Kato's assuming the position of President of CYBIRD and an appointment of Kazutomo Robert Hori, current President, as Chairman will be implemented on condition of approval of a change in the Articles of Incorporation at the 7th General Shareholders' Meeting scheduled to be held in June 2005 and those moves are not an official decision.

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